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                 WESTERN ASSET/CLAYMORE U.S. TREASURY INFLATION
                           PROTECTED SECURITIES FUND 2
                           385 East Colorado Boulevard
                           Pasadena, California 91101

                                                                     May 3, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W. - Room 1004
Washington, DC  20549

Attention:  Vincent DiStefano

             Re:   Western Asset/Claymore U.S. Treasury Inflation
                   Protected Securities Fund 2 (the "Fund")
                   Registration Statement on Form N-2
                   (Reg. Nos. 811-21477 and 333-113551)
                   ------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461(a) under the Securities Act of 1933 (the "Securities Act"), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:00 a.m. on May 5, 2004, or as soon thereafter as practicable.

     The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund's registration statement on Form N-2 may omit certain information, including information with respect to the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

                                                Very truly yours,

                                                WESTERN ASSET/CLAYMORE U.S.
                                                TREASURY INFLATION PROTECTED
                                                SECURITIES FUND 2


                                                /s/ Gregory B. McShea
                                                ---------------------
                                                Gregory B. McShea
                                                Vice President